[Letterhead of NetEase.com, Inc.]

November 7, 2011

Mr. William H. Thompson

Mr. Adam Phippen

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          NetEase.com, Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2010

Filed June 22, 2011

File No. 0-30666 (the “2010 Form 20-F”)

Dear Mr. Thompson and Mr. Phippen:

The Company is providing the following information in response to the comment letter dated October 26, 2011 received by the Company from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the Staff’s review of the Company’s Form 20-F for the fiscal year ended December 31, 2010.  For your convenience, we have set forth each of your comments below followed by our response to each comment.

Form 20-F for Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects, page 43

B. Liquidity and Capital Resources, page 60

1.             We reviewed your response to comment two in our letter dated September 27, 2011.  In circumstances where a significant amount of consolidated cash, time deposits and short-term investments is held by foreign subsidiaries and VIEs, we believe that disclosure of whether you would need to accrue and pay taxes if repatriated and your intent not to repatriate the funds would be necessary for an understanding of your liquidity even though such disclosure is included in the financial statements.  As such, if the amount of cash and time deposits held by PRC subsidiaries and variable interest entities is significant, please also disclose that you would need to accrue and pay withholding and other taxes if the funds were repatriated and do not intend to repatriate the funds.  Refer to Item 5.B. of Form 20-F.

The Staff’s comment is noted, and the Company will include disclosure in Item 5 of its annual report on Form 20-F for the year ending December 31, 2011 regarding the need to accrue and pay withholding or other taxes if funds are repatriated and the Company’s current plans with respect to repatriation of funds.

Consolidated Financial Statements

Management’s Report on Internal Control over Financial Reporting, page F-1

2.             We reviewed your response to comment four in our letter dated September 27, 2011.  Regarding the US GAAP audit engagements in which your Acting Chief Financial Officer participated, please tell us the approximate number of hours spent on these engagements. In addition, as previously requested please elaborate on your Reporting Manager’s knowledge, experience and on-going training in US GAAP and SEC Rules and Regulations provided in your response to comment 14 in our letter dated August 8, 2011. In doing so, please tell us the approximate number of hours spent each year attending training courses focused on US GAAP and SEC Rules.  Please also describe the nature of any US GAAP audit engagements which this individual participated in including the approximate number of hours spent on the engagements, whether they were directly involved in US GAAP issues and if so provide details of those issues.

During the period from 1993 to 2003 when the Company’s Acting Chief Financial Officer worked in the public accounting sector, he spent approximately one-fourth of his working time per year, or approximately 520 hours, on U.S. GAAP related work.  Such number of hours, however, is based on the best estimate of the Acting Chief Financial Officer because he has been working with the Company for the last eight years and he does not have precise information on the hours spent due to the time gap.

The Company’s reporting manager worked in the public accounting sector from 1995 to 1996 with two local accounting firms in Wisconsin, U.S.A., and from 1997 to 2001 with Deloitte Touche Tohmatsu (“Deloitte”) in Hong Kong.  During her service with the two local accounting firms, she built up her knowledge and understanding of U.S. GAAP through working on audit engagements of approximately 2,000 hours for United States state and county governing bodies and colleges (financial and compliance audits pursuant to U.S. Single Audit and Generally Accepted Government Auditing Standards) and private companies which were required to report their financial statements based on U.S. GAAP. Further, during her service with Deloitte, she worked on audit engagements of approximately 600 hours for private companies and subsidiaries of U.S. listed companies which were required to report their financial statements based on U.S. GAAP and, with respect to subsidiaries of U.S. listed companies, relevant Commission rules and regulations for ongoing statutory reporting purposes.  Such audit engagements involved various U.S. GAAP issues including revenue recognition, start-up costs, foreign currency matters, related party disclosures, inventory, investments, discontinued operation and tax computation.

From 2001 to 2005, she worked as an internal audit manager of a leading global information and communications technology solutions provider in China, where she participated in establishing the company’s company-wide internal control system under the COSO model and was responsible for the financial and operation audits of the company’s overseas operations.  In addition, from 2005 to 2008, she worked as a regional reporting manager of a NASDAQ-listed company and was responsible for the preparation of monthly financial statements under U.S. GAAP and relevant Commission rules and regulations, as well as monitoring internal control over financial reporting of the company.  During this three-year period, she also attended a total of approximately 30 hours of training sessions each year provided by the company’s senior reporting manager, who was a former senior audit manager of KPMG, New York, on the latest U.S. reporting standards and internal control requirements.  After joining the Company in 2008, she has subscribed to the American Institute of Certified Public Accountants’ (“AICPA”) Journal of Accountancy and PricewaterhouseCooper’s CFOdirect Network and Comperio to keep up to date with the latest trends and developments in accounting pronouncements, and she spent approximately 20 hours and 60 hours on self-study CPExpress trainings provided by AICPA in 2010 and 2011, respectively.

***

The undersigned, on behalf of the Company, acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2010 Form 20-F, please contact the undersigned at (86 10) 8255 8163.

Sincerely,

/s/ Onward Choi
Onward Choi
Acting Chief Financial Officer
NetEase.com, Inc.